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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                    SOLICITATION / RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                                AMENDMENT NO. 1

                           SHERIDAN HEALTHCARE, INC.
                           (Name of Subject Company)

                           SHERIDAN HEALTHCARE, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Titles of Classes of Securities)

                                   823781109,
                                   823781208
                             ---------------------
                    (CUSIP Numbers of Classes of Securities)

                             ---------------------

                              JAY A. MARTUS, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                           SHERIDAN HEALTHCARE, INC.
                        4651 SHERIDAN STREET, SUITE 400
                            HOLLYWOOD, FLORIDA 33021
                                 (954) 987-5822
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                   Copies to:

                          STEPHEN K. RODDENBERRY, ESQ.
                       AKERMAN, SENTERFITT & EIDSON, P.A.
                             ONE S.E. THIRD AVENUE
                                   28TH FLOOR
                              MIAMI, FLORIDA 33131
                                 (305) 374-5600

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

     This Amendment No. 1 amends and supplements the Schedule 14D-9 Solicitation/Recommendation Statement (the "Schedule 14D-9") relating to a tender offer by Vestar/Sheridan, Inc., a Delaware corporation (formerly known as Vestar/Calvary, Inc.) (the "Purchaser") and a wholly owned subsidiary of Vestar/Sheridan Holdings, Inc., a Delaware corporation (formerly known as Vestar/Calvary Holdings, Inc.) ("Parent") and a wholly owned subsidiary of Vestar/Sheridan Investors, LLC, a Delaware limited liability company (formerly known as Vestar/Calvary Investors, LLC) ("Holdings"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock"), and Class A Common Stock, par value $0.01 per share (the "Class A Common Stock" and, together with the Common Stock, the "Shares"), of Sheridan Healthcare, Inc., a Delaware corporation (the "Company"), at a price of $9.25 per Share net to the seller in cash and without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated March 31, 1999 (the "Offer to Purchase") and in the related Letters of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer").

     Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-9 or the Offer to Purchase.

     "ITEM 3. IDENTITY AND BACKGROUND" IS HEREBY AMENDED AS FOLLOWS:

     The subsection entitled "Termination Fee and Expenses" is hereby amended by adding the following at the end thereof:

     "On April 20, 1999, the parties to the Merger Agreement executed an amendment thereto (the "Amendment") that reduced the Termination Fee from $6,400,000 to $5,000,000. A copy of the Amendment is filed as Exhibit (c)(16) hereto and is incorporated herein by reference."

     "ITEM 4. THE SOLICITATION OR RECOMMENDATION -- (A) RECOMMENDATION OF THE COMPANY BOARD" IS HEREBY AMENDED AND SUPPLEMENTED BY ADDING THE WORDS "UNAFFILIATED AND AFFILIATED" AFTER THE WORDS "OF THE COMPANY'S" ON THE THIRD LINE OF THE FIRST PARAGRAPH THEREOF.

     THE TWELFTH AND THIRTEENTH PARAGRAPHS OF "ITEM 4. THE SOLICITATION OR RECOMMENDATION -- (B) BACKGROUND; REASONS FOR THE COMPANY BOARD'S
RECOMMENDATION" ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY, AS FOLLOWS:

     "During this time, Vestar continued to review the transaction and conduct its due diligence review of the Company. Based on the results of Vestar's due diligence review, Mr. Elrod telephoned Dr. Eisenberg on March 14, 1999 to tell him that the results of Vestar's due diligence review did not support consummating a transaction at a price of $11.50 per Share but that Vestar was willing to consider a transaction at a price of approximately $9.00 per Share. Robert L. Rosner of Vestar subsequently had discussions with the Financial Advisors outlining the results of Vestar's due diligence review and Vestar's rationale for proposing to reduce the per Share price that would be offered to the Company's stockholders. Such results included (1) Vestar's conclusion that the assumptions underlying the Company's projections set forth in notes 1 and 2 on page 45 of the Offer to Purchase were not achievable in light of, among other things, the Company's past experience in effecting acquisitions and the fact that the Company did not achieve its projected financial performance for the fiscal year ended December 31, 1998 (see "The Tender Offer -- Section 6" ("Certain Information Concerning the Company -- Certain Projections and Other Information") of the Offer to Purchase), (2) Vestar's belief that the capital expenditure and administrative budgets of the Company for 1999 and future years would need to be increased, (3) Vestar's conclusion, based on the advice of its outside accounting advisors, that the goodwill amortization periods applicable to physician practice management companies are likely to be reduced in the future, which would significantly negatively impact earnings per share for such companies, including the Company, and (4) the continued significant deterioration in the valuation of, and financing prospects for, physician practice management companies in the capital markets. After various discussions among Vestar, the Company's management, the Financial Advisors and others, Vestar agreed to submit in writing its revised proposal to consummate a merger transaction, at its current price per Share of $9.25 and as it is currently structured, and the Company's representatives agreed to present that proposal to the Company Board for its consideration.

     The Company Board met on March 16, 1999 to review with the Company's management and financial and legal advisors the terms and conditions of the revised proposal. The Company Board was made aware of the results of Vestar's due diligence review and Vestar's rationale for reducing the transaction price. After reviewing with management in detail such results and rationale, and the factors underlying Vestar's analysis, the Company Board concluded that it did not materially disagree with Vestar's analysis. The Company Board queried the Company's management and the Financial Advisors as to the likelihood that another suitor would pursue a transaction with the Company on more favorable terms. The Financial Advisors indicated that no other potential acquiror had expressed interest in the Company to the extent that Vestar had and that, in their opinion, beginning the sale process again or pursuing additional leads was unlikely to result in a proposal that would be more advantageous to the Company's stockholders than Vestar's revised proposal. In this regard, the Company Board, the Financial Advisors and the Company's management were mindful that another party had submitted on February 19, 1999 an offer to acquire all outstanding Shares in a one-step merger transaction at a price to be determined based on an enterprise valuation of the Company of $150 million on a debt-free basis (including unspecified contingent obligations not on the Company's balance sheet), representing what such party indicated was a multiple of 7.4 times estimated 1998 EDITDA of the Company of $20.4 million. However, such party's accounting, tax, insurance, regulatory and other advisors had not conducted a due diligence review of the Company, the valuation of the Company's contingent obligations would be based on such due diligence, the Company Board believed that such party's offer did not reflect the factors which had led Vestar to reduce the price per Share it was willing to pay, such party's offer was conditioned, among other things, on the completion of due diligence and the retention of senior management of the Company on terms satisfactory to such party, and the Company's 1998 EBITDA was $19.8 million. In light of the timing of Vestar's proposed transaction, Vestar's willingness to purchase all outstanding Shares, Vestar's willingness to structure the transaction as a tender offer followed by a merger, the delay and uncertainty that would be entailed in beginning the sale process again with another party due to, among other things, the need for such party to complete a due diligence review of the Company and to negotiate definitive agreements with the Company and its senior management, and the advice of the Financial Advisors that the other party's offer and Vestar's revised proposal were substantially similar in respect of their valuation of the Company, the Company Board instructed management to continue negotiations with Vestar."

     "ITEM 4. THE SOLICITATION OR RECOMMENDATION -- (B) BACKGROUND; REASONS FOR THE COMPANY BOARD'S RECOMMENDATION -- FACTORS CONSIDERED BY THE COMPANY BOARD." IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

     "In reaching its recommendations described above in paragraph (a) of this
Item 4, the Company Board considered a number of factors, including the following:

          1. The fact that Vestar's proposal represented the best offer received by the Company Board after the Financial Advisors had contacted a select group of potential purchasers who had been given an opportunity to receive confidential information about the Company and either declined to submit a proposal or submitted a proposal that the Company Board considered to be less attractive to the Company's stockholders than the Vestar proposal.

          2. The fact that the cash consideration that the Company's stockholders would receive for each Share under the Vestar proposal was at a premium to the Company's then current market price.

          3. The fact that the Company Board had explored the possibility of pursuing various other possible transactions that would secure the necessary capital to finance future acquisitions in fulfillment of the Company's growth strategy and that no alternative transaction was as favorable to the Company's stockholders as the Vestar proposal.

          4. The Company's business, prospects, financial condition, current business strategy and competitive position in the healthcare industry, as well as the current and historical prices of Shares and the going concern value of the Company (see "Item 8(b) ADDITIONAL INFORMATION TO BE FURNISHED -- Opinions of the Financial Advisors" for a description of the presentation and analyses presented to the Company Board by its Financial Advisors).

          5. The presentations and analyses of its Financial Advisors discussed in "Item 8(b) ADDITIONAL INFORMATION TO BE FURNISHED -- Opinions of the Financial Advisors" which the Company Board accepted and adopted, and the fairness opinions of its Financial Advisors described therein.

          6. The terms and conditions of the Merger Agreement, including the fact that the Offer is subject to various conditions, including the Financing Condition, and that the Merger Agreement contemplates the payment or reimbursement to Parent and Purchaser of certain fees and expenses (including financing commitment fees and related expenses) and a Termination Fee under certain circumstances. In analyzing the conditions to this Offer, the Company Board considered, among other things, the risks of failing to consummate the Offer and the Merger. In assessing the expense payment and Termination Fee provision, the Company Board recognized that its effect would be to increase by the amount of such fees and expenses the cost of acquiring the Company by a third party other than Purchaser.

          7. The nature of the financing commitments received by Parent and Purchaser with respect to the Offer and the Merger, including the identity of the institutions providing such commitments and their proven experience in consummating transactions such as the Offer and the Merger and the conditions to the obligations of such institutions to fund such commitments, as well as the fact that consummation of the Offer and the Merger will not be dependent on the ability of Parent and the Purchaser to raise funds through the high yield debt or other securities markets.

          8. The likelihood of soliciting a firm offer from a third party to acquire the Company at a price in excess of that to be paid in the Offer and the Merger, the timing of the receipt of any such offer, and the possible consequences of unsuccessfully seeking to solicit such an offer.

          9. The results of Vestar's due diligence review and the reduction by Vestar of the price to be paid for Shares in its proposal.

          10. The market prices of other companies in the healthcare industry, the market's increasingly unfavorable perception of physician practice management companies, the fact that the market price of Shares had declined notwithstanding that the Company had met or exceeded industry analysts' expectations as to earnings for the last nine fiscal quarters (increasing earnings by approximately $.01 per share per quarter during that time), the belief of the Company Board that it was unlikely that the Company could sustain that growth without securing additional sources of capital to finance future acquisitions in fulfillment of the Company's growth strategy, and the belief of the Company Board that the failure by the Company to sustain that growth would lead in the current market environment to a further, and very possibly a material, decline in the market price of Shares.

          11. In addition to the extrinsic factors described above, the recent inability of other companies in the Company's industry to complete proposed business combination transactions due to, among other things, the inability to obtain financing and negative trends in the market prices of shares of stock of healthcare service companies, and the adverse effect of such factors on the market valuation of the Company and its ability to obtain financing. In particular, the Company Board recognized that the Company no longer had the ability to issue equity securities to finance acquisitions without an unacceptable dilutive effect on its stockholders and that the Company's ability to incur debt to finance acquisitions in compliance with the negative covenants in its credit agreements had been substantially and adversely affected.

          12. The Company Board's belief that, in light of the factors described above, if it did not pursue the Offer and the Merger, the market price of Shares would likely continue to decline and it would be increasingly difficult for the Company to enable its stockholders to receive $9.25 per Share in cash for all of their Shares.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, qualify or otherwise assign relative weights to the individual factors considered in reaching its determinations. Because only the disinterested directors of the Company voted on the Vestar proposal and because of the engagement of the Financial Advisors and outside legal counsel by the Company Board, the Company Board believes the transactions are procedurally fair to the unaffiliated stockholders of the Company and did not consider it necessary to retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders of the Company for the purpose of negotiating the terms of the Merger Agreement. As discussed above, the Merger Agreement does not require the transactions contemplated thereby to be approved by a majority of the unaffiliated stockholders of the Company."

     THE FIRST SENTENCE OF THE SUBSECTION ENTITLED "RETENTION OF SALOMON SMITH BARNEY" WITHIN "ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED" IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

     "Salomon Smith Barney rendered certain investment banking services to the Company in connection with its initial public offering more than two years ago, for which it was paid fees."

     SUBSECTION "(A) PENDING LITIGATION" WITHIN "ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED" IS HEREBY AMENDED AND SUPPLEMENTED BY ADDING THE FOLLOWING AT THE END THEREOF:

     "On April 20, 1999, the parties to the foregoing lawsuits entered into a Memorandum of Understanding pursuant to which all such lawsuits will be dismissed with prejudice. The Memorandum of Understanding is subject to certain conditions, including the timing of confirmatory discovery, the drafting and execution of a stipulation of settlement, final court approval and the consummation of the Merger. The principal terms of the Memorandum of Understanding are as follows:

     1. Parent, Purchaser and the Company will amend the Merger Agreement to reduce the Termination Fee from $6,400,000 to $5,000,000. See "Item 3. IDENTITY AND BACKGROUND -- The Merger Agreement, the Guaranty Agreement and the Management Agreement -- Termination Fee and Expenses." On April 20, 1999, Parent, Purchaser and the Company executed and delivered such an amendment to the Merger Agreement, a copy of which has been filed as Exhibit(c)(16) hereto and is incorporated herein by reference.

     2. Purchaser and Parent will disclose additional information regarding the reasons for the reduction of the consideration paid in the Merger following Vestar's due diligence. A Supplement to the Offer to Purchase dated April 21, 1999, a copy of which has been filed as Exhibit (a)(10) hereto and is incorporated herein by reference, satisfies such requirement.

     3. The Company will promptly issue a press release announcing the reduction in the Termination Fee set forth in paragraph 1 above. Such a press release has been issued, a copy of which has been filed as Exhibit
        (a)(11) hereto and is incorporated herein by reference.

     Upon final approval of the settlement by the court, plaintiffs' counsel will petition the court for an award of attorneys fees and expenses, which will be paid by the Company. Plaintiffs' counsel has agreed to submit a request for, and the defendants have agreed not to oppose, a request for court approval of not more than $320,000 in attorneys fees, inclusive of all expenses."

     "SUBSECTION (B) OPINIONS OF THE FINANCIAL ADVISORS -- OPINION OF BOWLES HOLLOWELL CONNER" IS HEREBY AMENDED AND SUPPLEMENTED TO INCLUDE THE FOLLOWING SENTENCE AT THE END OF THE FIFTH PARAGRAPH THEREOF:

"Bowles Hollowell Conner has consented to the use of its opinion in the Schedule 14D-1 and the Schedule 14D-9."

     SUBSECTION "HISTORICAL STOCK PRICE ANALYSIS" WITHIN SUBSECTION "(B) OPINIONS OF THE FINANCIAL ADVISORS -- OPINION OF BOWLES HOLLOWELL CONNER IS HEREBY AMENDED AND SUPPLEMENTED TO INCLUDE THE FOLLOWING AT THE END THEREOF:

"Over both time periods reviewed, the Company's Common Stock, the Multi-Specialty Comparable Companies and the Single Specialty Comparable Companies appreciated less on a percentage basis than did the broader Standard & Poor's 500 and Russell 2000 market indexes. The price performance of the Company's Common Stock and stocks represented by the Multi-Specialty and Single Specialty Comparable Companies was relevant to Bowles Hollowell Conner's analysis of the fairness of the Merger in that the Company contemplated having access to capital to realize its growth plans and one of the factors, among many, to be considered by potential providers of capital will be historical stock price performance of the Company and comparable companies relative to broader indexes."

     THE SUBSECTION ENTITLED "OPINION OF BOWLES HOLLOWELL CONNER" IS HEREBY AMENDED AND SUPPLEMENTED TO INCLUDE THE FOLLOWING PARAGRAPH FOLLOWING THE SUBSECTION ENTITLED "HEALTHCARE LBO PREMIUM ANALYSIS":

     "Bowles Hollowell Conner noted that the comparable acquisition analysis and the discounted cash flow analyses assuming acquisitions at 5.0x EBITDA and 6.0x EBITDA purchase multiples resulted in ranges of implied per Share equity values that exceeded or partially exceeded the expected merger consideration. Bowles Hollowell Conner also noted that the comparable company analysis, the earnings impact analysis and the discounted cash flow analysis assuming no acquisitions resulted in ranges of implied per Share equity values that were lower than the expected merger consideration. The low and high ends of the range of implied per Share equity values in the comparable acquisition analysis were established by comparable transaction data for multi-specialty physician practice management companies and single specialty physician practice management companies, respectively. Bowles Hollowell Conner considered the Company more comparable to multi-specialty physician practice management organizations and noted that the expected merger consideration exceeded the end of the range established by multi-specialty physician practice management companies of $3.87 per Share. The ranges of implied per Share equity value resulting from the discounted cash flow analyses assuming acquisitions at 5.0x EBITDA and 6.0x EBITDA purchase multiples contemplated the Company having access to adequate capital to effect such acquisitions and the availability of suitable practices at these purchase multiples. In light of the Company's lack of, and likely difficulty in raising, additional capital adequate to fund its growth and acquisition plans were the Company not to effect the Merger, and the Company's recent experience in paying higher acquisition multiples in the acquisitions it effected, Bowles Hollowell Conner believed that the discounted cash flow analyses it performed, taken together with all its analyses, supported its conclusion that the merger consideration was fair, from a financial point of view, to the Company's unaffiliated stockholders."

     THE SUBSECTION ENTITLED "OPINION OF BOWLES HOLLOWELL CONNER" IS HEREBY FURTHER AMENDED BY DELETING THE WORD "SOLELY" FROM THE SEVENTH LINE OF THE EXISTING SECOND PARAGRAPH FOLLOWING THE SUBSECTION ENTITLED "HEALTHCARE LBO PREMIUM ANALYSIS".

     THE SUBSECTION ENTITLED "DISCOUNTED CASH FLOW VALUATION OF THE COMPANY" WITHIN THE SUBSECTION ENTITLED "OPINION OF SALOMON SMITH BARNEY" IS HEREBY AMENDED AND SUPPLEMENTED TO INCLUDE THE FOLLOWING PARAGRAPH AT THE END THEREOF:

     "Salomon Smith Barney noted that the analyses performed assuming acquisitions at 5.0x EBITDA and 6.0x EBITDA resulted in a range of implied per share values that exceeded the merger consideration. Salomon Smith Barney also noted that the analyses performed assuming acquisitions at 7.0x EBITDA or no additional acquisitions resulted in a range of implied per share values below the merger consideration. In light of the Company's lack of, and likely difficulty raising, adequate capital to fund its growth and acquisition plans were the Company not to effect the Merger, and the Company's recent trend toward paying higher acquisition multiples in the acquisitions it effected, Salomon Smith Barney believed that the discounted cash flows analyses it performed, taken together with all its analyses, supported its conclusion that the merger consideration was fair, from a financial point of view, to the Company's unaffiliated stockholders."

     SUBSECTION "(C) OTHER INFORMATION" IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

     "(c) Other Information.  The information contained in Exhibits
(a)(1)-(a)(12) and (c)(1)-(c)(17), and in Annex A, referred to in Item 9 below, is incorporated herein by reference."

"ITEM 9. MATERIAL TO BE FILED AS EXHIBITS" IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
(a)(1)         --   Offer to Purchase, dated March 31, 1999 (incorporated by
                    reference to Exhibit (d)(1) of the Schedule 13E-3, as
                    amended).
(a)(2)         --   Letter of Transmittal (incorporated by reference to Exhibit
                    (d)(2) of the Schedule 13E-3, as amended).
(a)(3)         --   Joint Press Release, dated March 25, 1999 (incorporated by reference to Exhibit (d)(6) of the Schedule 13E-3, as
                    amended).
(a)(4)         --   Presentation to the Company Board by Salomon Smith Barney,
                    Inc., dated March 24, 1999 (incorporated by reference to
                    Exhibit (b)(3) of the Schedule 13E-3, as amended).
(a)(5)         --   Fairness Opinion of Salomon Smith Barney, Inc., dated March
                    24, 1999 (incorporated by reference to Annex A to Exhibit
                    (d)(1) of the Schedule 13E-3, as amended).*
(a)(6)         --   Fairness Opinion of Bowles Hollowell Conner, dated March 24,
                    1999 (incorporated by reference to Annex B to Exhibit (d)(1)
                    of the Schedule 13E-3, as amended).*
(a)(7)         --   Letter to Stockholders, dated April 8, 1999, from Mitchell
                    Eisenberg, M.D., Chairman, President and Chief Executive
                    Officer of the Company.*
(a)(8)         --   Presentation to the Company Board by Bowles Hollowell
                    Conner, dated March 24, 1999 (incorporated by reference to
                    Exhibit (b)(4) of the Schedule 13E-3, as amended).
(a)(9)         --   Summary Advertisement dated March 31, 1999 (incorporated by reference to Exhibit (d)(7) of the Schedule 13E-3, as
                    amended).
(a)(10)        --   Supplement to the Offer to Purchase, dated April 21, 1999
                    (incorporated by reference to Exhibit (d)(9) of the Schedule
                    13E-3, as amended).
(a)(11)        --   Press Release issued by the Company on April 21, 1999
                    (incorporated by reference to Exhibit (d)(10) of the
                    Schedule 13E-3, as amended).
(a)(12)        --   Revised Fairness Opinion of Salomon Smith Barney, Inc.,
                    dated March 24, 1999 (incorporated by reference to Exhibit
                    (b)(5) of the Schedule 13E-3, as amended).
(c)(1)         --   Agreement and Plan of Merger, dated as of March 24, 1999,
                    among Parent, Purchaser and the Issuer (incorporated by
                    reference to Exhibit (c)(1) of the Schedule 13E-3, as
                    amended).
(c)(2)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Mitchell Eisenberg (incorporated by reference to Exhibit (c)(7) of the Schedule 13E-3, as
                    amended).
(c)(3)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Lewis D. Gold (incorporated by
                    reference to Exhibit (c)(8) of the Schedule 13E-3, as
                    amended).
(c)(4)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Jay A. Martus (incorporated by
                    reference to Exhibit (c)(9) of the Schedule 13E-3, as
                    amended).
(c)(5)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Michael F. Schundler (incorporated by reference to Exhibit (c)(10) of the Schedule 13E-3, as
                    amended).
(c)(6)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Gilbert L. Drozdow (incorporated by reference to Exhibit (c)(11) of the Schedule 13E-3, as
                    amended).
(c)(7)         --   Tender Agreement, dated as of March 24, 1999, between Parent and Robert J. Coward (incorporated by reference to Exhibit
                    (c)(12) of the Schedule 13E-3, as amended).
(c)(8)         --   Stockholders Agreement, dated as of March 24, 1999, among
                    Parent, the Issuer, Holdings, Mitchell Eisenberg, Lewis D.
                    Gold, Gilbert L. Drozdow, Michael F. Schundler and Jay A.
                    Martus (incorporated by reference to Exhibit (c)(6) of the
                    Schedule 13E-3, as amended).

  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
(c)(9)         --   Management Agreement, dated as of March 24, 1999, by and
                    among the Company, Parent and Vestar Capital Partners
                    (incorporated by reference to Exhibit (c)(14) of the
                    Schedule 14D-1, as amended).
(c)(10)        --   Employment Agreement, dated as of March 24, 1999, between
                    the Company and Mitchell Eisenberg (incorporated by
                    reference to Exhibit (c)(2) of the Schedule 13E-3, as
                    amended).
(c)(11)        --   Employment Agreement, dated as of March 24, 1999, between
                    the Company and Lewis Gold (incorporated by reference to
                    Exhibit (c)(3) of the Schedule 13E-3, as amended).
(c)(12)        --   Employment Agreement, dated as of March 24, 1999, between
                    the Company and Michael F. Schundler (incorporated by
                    reference to Exhibit (c)(4) of the Schedule 13E-3, as
                    amended).
(c)(13)        --   Employment Agreement, dated as of March 24, 1999, between
                    the Company and Jay A. Martus (incorporated by reference to
                    Exhibit (c)(5) of the Schedule 13E-3, as amended).
(c)(14)        --   Guaranty Agreement, dated as of March 24, 1999, between
                    Vestar Capital Partners III, L.P. and the Company
                    (incorporated by reference to Exhibit (c)(13) of the
                    Schedule 13E-3, as amended).
(c)(15)        --   Confidentiality Agreement, dated as of December 1, 1998, by and between Vestar Capital Partners III, L.P. and the
                    Company (incorporated by reference to Exhibit (c)(3) of the
                    Schedule 14D-1, as amended).
(c)(16)        --   Amendment No. 1, dated as of April 20, 1999, to the
                    Agreement and Plan of Merger, dated as of March 24, 1999,
                    among Purchaser, Parent and the Issuer (incorporated by
                    reference to Exhibit (c)(14) of the Schedule 13E-3, as
                    amended).
(c)(17)        --   Memorandum of Understanding, dated April 20, 1999, by and
                    among Stanley Henner, Robert Betz, Bob Schoenfield, and on behalf of all stockholders of Sheridan Healthcare, Inc.,
                    Vestar Capital Partners, Inc., Vestar/Sheridan, Inc.,
                    Vestar/Sheridan Holdings, Inc., Sheridan Healthcare, Inc.,
                    Mitchell Eisenberg, Lewis Gold, Henry E. Golembesky, Jamie
                    Hopping and Neil A. Natkow (incorporated by reference to
                    Exhibit (c)(15) of the Schedule 13E-3, as amended).
Annex A        --   Information Statement Pursuant to Section 14(f) of the
                    Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.*


---------------

* Included with Schedule 14D-9 mailed to stockholders of the Company.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


                                          SHERIDAN HEALTHCARE, INC.

                                          By: /s/ MITCHELL EISENBERG, M.D.
                                            ------------------------------------
                                               Chairman, President and Chief
                                                      Executive Officer


April 22, 1999

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
(a)(1)         --   Offer to Purchase, dated March 31, 1999 (incorporated by
                    reference to Exhibit (d)(1) of the Schedule 13E-3, as
                    amended).
(a)(2)         --   Letter of Transmittal (incorporated by reference to Exhibit
                    (d)(2) of the Schedule 13E-3, as amended).
(a)(3)         --   Joint Press Release, dated March 25, 1999 (incorporated by reference to Exhibit (d)(6) of the Schedule 13E-3, as
                    amended).
(a)(4)         --   Presentation to the Company Board by Salomon Smith Barney,
                    Inc., dated March 24, 1999 (incorporated by reference to
                    Exhibit (b)(3) of the Schedule 13E-3, as amended).
(a)(5)         --   Fairness Opinion of Salomon Smith Barney, Inc., dated March
                    24, 1999 (incorporated by reference to Annex A to Exhibit
                    (d)(1) of the Schedule 13E-3, as amended).*
(a)(6)         --   Fairness Opinion of Bowles Hollowell Conner, dated March 24,
                    1999 (incorporated by reference to Annex B to Exhibit (d)(1)
                    of the Schedule 13E-3, as amended).*
(a)(7)         --   Letter to Stockholders, dated April 8, 1999, from Mitchell
                    Eisenberg, M.D., Chairman, President and Chief Executive
                    Officer of the Company.*
(a)(8)         --   Presentation to the Company Board by Bowles Hollowell
                    Conner, dated March 24, 1999 (incorporated by reference to
                    Exhibit (b)(4) of the Schedule 13E-3, as amended).
(a)(9)         --   Summary Advertisement dated March 31, 1999 (incorporated by reference to Exhibit (d)(7) of the Schedule 13E-3), as
                    amended.
(a)(10)        --   Supplement to the Offer to Purchase, dated April 21, 1999
                    (incorporated by reference to Exhibit (d)(9) of the Schedule
                    13E-3, as amended).
(a)(11)        --   Press Release issued by the Company on April 21, 1999
                    (incorporated by reference to Exhibit (d)(10) of the
                    Schedule 13E-3, as amended).
(a)(12)        --   Revised Fairness Opinion of Salomon Smith Barney, Inc.,
                    dated March 24, 1999 (incorporated by reference to Exhibit
                    (b)(5) of the Schedule 13E-3, as amended).
(c)(1)         --   Agreement and Plan of Merger, dated as of March 24, 1999,
                    among Parent, Purchaser and the Issuer (incorporated by
                    reference to Exhibit (c)(1) of the Schedule 13E-3, as
                    amended).
(c)(2)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Mitchell Eisenberg (incorporated by reference to Exhibit (c)(7) of the Schedule 13E-3, as
                    amended).
(c)(3)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Lewis D. Gold (incorporated by
                    reference to Exhibit (c)(8) of the Schedule 13E-3, as
                    amended).
(c)(4)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Jay A. Martus (incorporated by
                    reference to Exhibit (c)(9) of the Schedule 13E-3, as
                    amended).
(c)(5)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Michael F. Schundler (incorporated by reference to Exhibit (c)(10) of the Schedule 13E-3, as
                    amended).
(c)(6)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Gilbert L. Drozdow (incorporated by reference to Exhibit (c)(11) of the Schedule 13E-3, as
                    amended).
(c)(7)         --   Tender Agreement, dated as of March 24, 1999, between Parent and Robert J. Coward (incorporated by reference to Exhibit
                    (c)(12) of the Schedule 13E-3, as amended).
(c)(8)         --   Stockholders Agreement, dated as of March 24, 1999, among
                    Parent, the Issuer, Holdings, Mitchell Eisenberg, Lewis D.
                    Gold, Gilbert L. Drozdow, Michael F. Schundler and Jay A.
                    Martus (incorporated by reference to Exhibit (c)(6) of the
                    Schedule 13E-3, as amended).

  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
(c)(9)         --   Management Agreement, dated as of March 24, 1999, by and
                    among the Company, Parent and Vestar Capital Partners
                    (incorporated by reference to Exhibit (c)(14) of the
                    Schedule 14D-1 as amended).
(c)(10)        --   Employment Agreement, dated as of March 24, 1999, between
                    the Company and Mitchell Eisenberg (incorporated by
                    reference to Exhibit (c)(2) of the Schedule 13E-3, as
                    amended).
(c)(11)        --   Employment Agreement, dated as of March 24, 1999, between
                    the Company and Lewis Gold (incorporated by reference to
                    Exhibit (c)(3) of the Schedule 13E-3, as amended).
(c)(12)        --   Employment Agreement, dated as of March 24, 1999, between
                    the Company and Michael F. Schundler (incorporated by
                    reference to Exhibit (c)(4) of the Schedule 13E-3, as
                    amended).
(c)(13)        --   Employment Agreement, dated as of March 24, 1999, between
                    the Company and Jay A. Martus (incorporated by reference to
                    Exhibit (c)(5) of the Schedule 13E-3, as amended).
(c)(14)        --   Guaranty Agreement, dated as of March 24, 1999, between
                    Vestar Capital Partners III, L.P. and the Company
                    (incorporated by reference to Exhibit (c)(13) of the
                    Schedule 13E-3, as amended).
(c)(15)        --   Confidentiality Agreement, dated as of December 1, 1998, by and between Vestar Capital Partners III, L.P. and the
                    Company (incorporated by reference to Exhibit (c)(3) of the
                    Schedule 14D-1, as amended).
(c)(16)        --   Amendment No. 1, dated as of April 20, 1999, to the
                    Agreement and Plan of Merger, dated as of March 24, 1999,
                    among Purchaser, Parent and the Issuer (incorporated by
                    reference to Exhibit (c)(14) of the Schedule 13E-3, as
                    amended).
(c)(17)        --   Memorandum of Understanding, dated April 20, 1999, by and
                    among Stanley Henner, Robert Betz, Bob Schoenfield, and on behalf of all stockholders of Sheridan Healthcare, Inc.,
                    Vestar Capital Partners, Inc., Vestar/Sheridan, Inc.,
                    Vestar/Sheridan Holdings, Inc., Sheridan Healthcare, Inc.,
                    Mitchell Eisenberg, Lewis Gold, Henry E. Golembesky, Jamie
                    Hopping and Neil A. Natkow (incorporated by reference to
                    Exhibit (c)(15) of the Schedule 13E-3, as amended).
Annex A        --   Information Statement Pursuant to Section 14(f) of the
                    Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.*


---------------

* Included with Schedule 14D-9 mailed to stockholders of the Company.

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